Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of BioDelivery Sciences International, Inc.:

1.	Arius Pharmaceuticals, Inc., a Delaware corporation (wholly-owned subsidiary of the Registrant).

2.	Bioral Nutrient Delivery, LLC, a Delaware limited liability company (94.5% of Class B Shares and 100% of Class A Shares are owned by the Registrant).